Exhibit 99.40

F3 URANIUM CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, JANUARY 15, 2025

NOTICE IS HEREBY GIVEN that the Annual General and Special meeting (the “Meeting”) of F3 URANIUM CORP. (the “Company”) will be held at Suite 750 – 1620 Dickson Ave. Kelowna BC, British Columbia V1Y 9Y2 on Wednesday, January 15, 2025, at 10:30 AM (Pacific Time) for the following purposes:

1.  to receive the audited financial statements of the Company for the financial year ended June 30, 2024, together with the auditor’s reports thereon;

2.  to fix number of directors at four (4) and elect directors for the ensuing year;

3. to approve the appointment of Davidson & Company LLP Chartered Professional Accountants, as the Company’s auditor for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the auditor;

4.  to pass by an ordinary resolution to continue the Company’s 10% Rolling Share Option Plan, as described in the accompanying Information Circular;

5. To pass, with or without variation, an ordinary resolution of the disinterested shareholders to ratify and approve the amended fixed restricted share unit plan of the Company (the “RSU Plan”), as described in the accompanying Information Circular; and

6.  to transact such other business as may properly come before the Meeting or any adjournments thereof.

The accompanying management information circular (the “Information Circular”) provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Also accompanying this Notice are (i) Form of Proxy or Voting Instruction Form, and (ii) Financial Statement Request Form. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting. Only shareholders of record at the close of business on November 25, 2024, will be entitled to receive notice of and vote at the Meeting. Shareholders are entitled to vote at the Meeting either in person or by proxy. Each common share (the “Common Shares”) is entitled to one vote.

Notice and Access

The Company is using the notice-and-access procedures (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Circular for the Meeting to its Shareholders.

Under Notice and Access, instead of receiving paper copies of the Circular, Shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Circular electronically or request a paper copy. Registered Shareholders will still receive a proxy form enabling them to vote at the Meeting. The use of Notice and Access in connection with the Meeting reduces paper use, as well as the Company’s printing and mailing costs.

The Company will arrange to mail paper copies of the Circular to those registered Shareholders who have existing instructions on their account to receive paper copies of the Company’s Meeting materials. The Company urges its holders of common shares (each, a “Common Share”) in the capital of the Company (“Shareholders”) to review the Circular before voting.

WEBSITE ADDRESSES WHERE MEETING MATERIALS ARE POSTED

The Circular together with related materials have been posted and are available for review on the Company’s profile on SEDAR+ at www.sedarplus.ca and its website at https://www.sedarplus.ca/landingpage The Circular and related materials are also available at https://f3uranium.com/investors/agm-materials

Shareholders may also contact the Company to receive paper materials at 1 778-484-8030 Request should be made prior to January 13, 2025 and may de dependant on the current Canadian Postal Strike.

Requesting Printed Meeting Materials

Any Shareholder who wishes to receive a paper copy of the Circular should contact the Company by email at corpadmin@f3uranium.com

VOTING MY COMMON SHARES (Please note that you cannot vote by returning this notice.)

Registered Shareholders and Non-Objecting Beneficial Owners

Registered Shareholders and Non-Objecting Beneficial Shareholders are reminded that in order to ensure that their Common Shares are voted at the Meeting they have four ways to submit their completed VIF:

VOTE USING THE INTERNET	DELIVERY OF PROXY/VIF BY FAX	DELIVERY OF PROXY / VIF BY MAIL
www.investorvote.com	within North America at 1-866-249-7775, outside North America at (416) 263-9524	8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1

QUESTIONS AND ADDITIONAL INFORMATION

A Shareholder may also obtain additional information about the Notice-and-Access Provisions by contacting the Company at info@f3uraniumcorp.com

DATED at Vancouver, British Columbia, this 26th day of November, 2024.

BY ORDER OF THE BOARD OF DIRECTORS:

Signed: /s/ “Devinder Randhawa”
DEVINDER RANDHAWA
Chief Executive Officer, Chairman and Director